[Haynes and Boone, LLP Letterhead]

November 21, 2006

Via Facsimile 202-772-9368
and Via EDGAR

Ms. Carmen Moncada-Terry
Ms. Jennifer Goeken
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C.  20549

Re:                               Cano Petroleum, Inc.
Registration Statement on Form S-1
Filed October 13, 2006
File No. 333-138003

Form 10-K, for Fiscal Year ended June 30, 2006
Filed September 25, 2006
File No. 001-32496

Dear Ms. Moncada-Terry and Ms. Goeken:

On behalf of Cano Petroleum, Inc. (the “Company”), we are submitting a draft for your review of the Company’s responses to the accounting comments to the Company’s Form S-1 filed on October 13, 2006 (the “Form S-1) and the Company’s Form 10-KSB for the fiscal year-ended June 30, 2006 (the “Form 10-KSB”) set forth in the letter from the Securities and Exchange Commission (“SEC”) dated November 9, 2006.  Please be advised that separately we will be responding to the engineering comments to the Form S-1 and Form 10-KSB set forth in the same letter.

The staff’s comments are set forth below and the Company’s responses are set forth after the staff’s comments.

1.                                       We note your statement that “given the subsequent identification of the above control deficiency relating to accounting for income taxes, we have increased the review and communication between us and our third party tax preparer.” Please confirm, if true, that these changes were considered in your determination that there were no changes in your internal control over financial reporting that occurred during your last fiscal quarter that materially affected or are reasonably likely to materially affect your internal control over financial reporting, or otherwise advise. In addition, please clarify your disclosure to specifically state when you began to increase the review and communication between you and your third party tax preparer.

Response:  The Company discovered the deficiency relating to accounting for income taxes in preparing the Form 10-KSB which occurred after the quarter ended June 30, 2006.  As noted in the Form 10-Q for the three months ended September 30, 2006, the Company strengthened its internal controls through increased review and communication between the Company and the third-party tax preparer beginning during the preparation of the income tax accrual for the quarter ended September 30, 2006.  Therefore, there was not a change in the Company’s internal control over financial reporting during the quarter ended June 30, 2006 that materially affected or was reasonably likely to materially affect its internal control over financial reporting.  Attached is a blackline of “Controls and Procedures” reflecting the proposed changes to this section to clarify when the Company began increasing the review and communication between the Company and its third party tax preparer.

2.                                       Please add disclosure in your filing to clarify the nature of the items included within Other current assets. We note that the balance increased $1,208,650 from the period ended June 30, 2005.

Response:  Attached is a blackline of the Consolidated Balance Sheet at June 30, 2006 for the Form 10-KSB reflecting the proposed additions of “Prepaid assets” and “Inventory” to “Current Assets” and decreasing the amount of “Other current assets.”  The Form S-1 included “Prepaid assets” and “Inventory.”

The $1,208,650 overall increase was attributable to increases in prepaid assets, inventory and deferred legal cost for which reimbursements were received after June 30, 2006.

3.                                       We note that you present stock compensation expense as a separate component of General and administrative expense. Please modify your presentation to include the

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expense related to share-based payment arrangements in the same line item or lines as cash compensation paid to the same employees.

Response:  Attached is a blackline of the Consolidated Statements of Operations for the Twelve Months Ended June 30, 2006 and 2005 from the Form 10-KSB and Consolidated Statements of Operations for the Twelve Months Ended June 30, 2006, 2005 and 2004 reflecting the proposed addition of stock compensation expense as a portion of “General and administrative” and removing it as a separate line item.

4.                                  We note that you present cash restricted for development activities totaling $866,339 for the period ended June 30, 2005. Please disclose the nature of the restriction and where this cash is classified in your consolidated balance sheet. Refer to Rule 5-02(1) of Regulation S-X.

Response:  On May 28, 2004, a Merger Agreement was entered into which resulted in the formation of Cano Petroleum, Inc.  As part of the Merger Agreement, $866,339 was escrowed and specifically dedicated to drilling and development activities at the Davenport Field.  At June 30, 2004, the $866,339 amount was shown as a separate caption titled “Restricted cash.”  During the twelve months ended June 30, 2005, the escrowed $866,339 was used in its entirety, and accordingly, no longer appears in the Consolidated Balance Sheet at either June 30, 20005 or June 30, 2006.  This is further discussed in greater detail in the Company’s Form 10-KSB for the twelve months ended June 30, 2005, in Note 2.

5.                                  Please expand your disclosure to explain when you revise your unit-of-production amortization rates, as contemplated by paragraph 30 of SFAS 19. In addition, we note your statement that you calculate depreciation and depletion of producing properties “based on estimated proved oil and natural gas reserves.” If true, please explain why you believe it is more systematic and rational to amortize development costs using total proved reserves as opposed to total proved developed reserves, or otherwise advise. Please quantify the accounting impact had you used proved developed reserves, Refer to paragraph 35 of SFAS 19.

Response:  Attached is a blackline of the “Significant Accounting Policies — Oil and Gas Properties and Equipment” for both the Form 10-KSB and the Form S-1 for both

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Management’s Discussion and Analysis and Note 1 to the Financial Statements reflecting the proposed additional language describing that (i) the Company revises its units-of-production amortization rates quarterly, (ii) its development costs and lease and wellhead equipment are depreciated based on proved developed reserves and (iii) its leasehold costs are depleted based on total proved reserves.

Since the Company depleted development costs based on proved producing reserves (and not proved reserves), the Company has correctly computed depletion expense and there is no additional accounting impact.

6.                                  We note your disclosure that “All transportation costs are accounted for as a reduction of oil and natural gas sales revenue.” Please expand your disclosure to clarify the nature of the transportation arrangements you have with your customers and the amounts of such costs you have reported as a reduction of your oil and natural gas sales revenue as contemplated by paragraph 6 of EITF 00-10.

Response:  Since the point of sale of the Company’s oil and natural gas production is at the Company’s applicable field gathering system, the Company does not incur transportation costs.  Attached is a blackline of the “Significant Accounting Policies — Revenue Recognition” for both the Form 10-KSB and the Form S-1 for both Management’s Discussion and Analysis and Note 1 to the Financial Statements and “Results of Operations — Twelve Months Ended June 30, 2006 and 2005 — Operating Revenues” for Management’s Discussion and Analysis for both the Form 10-KSB and the Form S-1 reflecting the proposed language modification to reflect the fact that the Company does not incur transportation costs.

7.                                  Please revise your presentation so that amounts incurred related to asset retirement obligations and workover expenses are included in the balance of the line items required to be disclosed (i.e., property acquisition, exploration and/or development costs), as we believe there is no provision for these separate line items in paragraph 21 and Illustration 2 of SFAS 69.

Response:  Attached is a blackline of the “Supplementary Financial Information for Oil and Gas Producing Activities (Unaudited) — Costs Incurred in Oil and Gas Producing Activities” for both the 10-KSB and the Form S-1 reflecting the proposed revisions by

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deleting the separate line items “Workover expenses” and “Asset retirement costs recognized according to SFAS No. 143” and adding asset retirement costs in with development costs.

8.                                       We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, we note the exclusion of certain words within paragraphs 4(a) and 5(b). Please confirm that you will revise your certifications in future filings, as needed, or otherwise advise.

Response:  The omission of the words in paragraphs 4(a) and 5(b) was inadvertent, and the Company will comply with the certification requirements in future filings.

Enclosed herewith is a statement from the Company regarding (i) the responsibility of the Company for the adequacy and accuracy of the disclosure in the filings, (ii) the fact that the staff’s comments or changes in disclosures in response to staff comments do not foreclosure the SEC for taking any action with respect to the filing; and (iii) the fact that the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities law of the United States.

Please let me know if the proposed responses are acceptable so that we can prepare and file Amendment No. 1 to the
Form S-1 and the Form 10-KSB/A.  You can reach me at 214.651.5119.

Very truly yours,

/s/ W. Bruce Newsome

W. Bruce Newsome
Direct Phone Number: 214.651.5119
Direct Fax Number: 214.200.0636
Bruce.newsome@haynesboone.com

cc:           James K. Teringo, Jr.

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Item 8.          Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 8A.       Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our chief executive officer, chief financial officer and principal accounting officer of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based upon this evaluation, our chief executive officer, chief financial officer and principal accounting officer concluded that our disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (1) accumulated and communicated to our management, including our chief executive officer, chief financial officer and principal accounting officer, as appropriate to allow timely decisions regarding required disclosure; and (2) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. This specifically pertained to matters related to accounting for income taxes discussed below.

We did not maintain effective controls over the preparation and review of deferred tax liabilities and the related deferred income tax benefit. Specifically, this pertained to apportioning taxes between states to correctly account for the effect of changes to the state of Texas tax laws in May 2006, as discussed in Note 11. This control deficiency could result in a misstatement of deferred tax liabilities and the related deferred income tax benefit. Internal contols have been strengthened through increased review and communication between Cano and the third-party tax preparer which began during the preparation of the income tax accrual for the quarter ended September 30, 2006.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation of internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

However, given the subsequent identification of the above control deficiency relating to accounting for income taxes, we have increased the review and communication between us and our third party tax preparer.

Item 8B.       Other Information.

None.

PART III

Item 9.                              Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act.

The following table sets forth the names and ages of the current members of our Board of Directors and our executive officers and the positions held by each.

Name	Age	Position
S. Jeffrey Johnson	41	Chief Executive Officer and Chairman of the Board of Directors
Morris B. “Sam” Smith	62	Senior Vice President and Chief Financial Officer
John Lacik	55	Senior Vice President of Operations
James K. Teringo, Jr.	50	Senior Vice President, General Counsel and Corporate Secretary
Michael J. Ricketts	48	Vice President and Principal Accounting Officer
Donnie D. Dent	72	Director
Gerald W. Haddock	58	Director
Randall Boyd	48	Director
Dr. Jim Underwood	64	Director
Patrick W. Tolbert	60	Director
Dennis McCuistion	64	Director

All directors hold office until the next annual meeting of our stockholders and until their successors have been duly elected and qualified. Our executive officers are elected by, and serve at the designation and appointment of the board of directors.  Some of our directors and executive officers also serve in various capacities with our subsidiaries. There are no family relationships among any of our directors and executive officers.

CANO PETROLEUM, INC.

CONSOLIDATED BALANCE SHEET
JUNE 30, 2006

ASSETS
Current assets
Cash and cash equivalents	$644,659
Accounts receivable	3,563,649
Derivative assets	1,176,959
Prepaid assets	205,349
Inventory	396,081
Other current assets	641,759
Total current assets	6,628,456

Oil and gas properties, successful efforts method	133,176,618
Less accumulated depletion and depreciation	(2,126,049)
Net oil and gas properties	131,050,569

Fixed assets and other, net	6,778,055
Derivative assets	1,705,855
Goodwill	785,796
TOTAL ASSETS	$146,948,731

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$2,304,198
Oil and gas payable	1,399,047
Accrued liabilities	321,183
Taxes payable	419,692
Current portion of asset retirement obligations	19,809
Total current liabilities	4,463,929
Long-term liabilities
Long-term debt	68,750,000
Asset retirement obligations	1,587,569
Deferred tax liability	31,511,000
Total liabilities	106,312,498

Commitments and contingencies (Note 12)
Stockholders’ equity
Common stock, par value $.0001 per share; 50,000,000 authorized; 26,987,941 issued and 25,719,647 outstanding; including 2,644,192 shares held in escrow	2,685
Additional paid-in capital	53,054,699
Accumulated deficit	(11,850,419)
Treasury stock, at cost; 1,268,294 shares held in escrow	(570,732)
Total stockholders’ equity	40,636,233
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$146,948,731

See accompanying notes to these consolidated financial statements.

CANO PETROLEUM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve Months Ended
	June 30,
	2006	2005
Operating Revenues:
Crude oil and natural gas sales	$18,407,786	$5,481,640

Operating Expenses:
Lease operating expenses	6,865,515	2,730,079
Production and ad valorem taxes	1,295,420	342,796
General and administrative, including stock compensation expense of $570,523 and $1,823,040, respectively	7,793,573	4,829,086
Accretion of asset retirement obligations	107,733	69,814
Depletion and depreciation	1,958,651	494,668
Total operating expenses	18,020,892	8,466,443

Income (loss) from operations	386,894	(2,984,803)

Other income (expenses):
Unrealized loss on hedge contracts	(3,245,588)	—
Interest expense	(2,608,197)	—
Interest income and deductions, net	124,467	11,661
Total other income (expenses)	(5,729,318)	11,661

Loss before income tax benefit	(5,342,424)	(2,973,142)

Deferred income tax benefit	3,498,000	—

Net loss	(1,844,424)	(2,973,142)

Preferred stock discount	—	416,534

Net loss applicable to common stock	$(1,844,424)	$(3,389,676)

Net loss per share - basic and diluted	$(0.08)	$(0.29)

Weighted average common shares outstanding
Basic and diluted	22,364,099	11,839,080

See accompanying notes to these consolidated financial statements.

CANO PETROLEUM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve Months Ended June 30,
	2006	2005	2004
Operating Revenues:
Crude oil and natural gas sales	$18,407,786	$5,481,640	$7,958
Operating Expenses:
Lease operating expenses	6,865,515	2,730,079	44,305
Production and ad valorem taxes	1,295,420	342,796	616
General and administrative, including stock compensation expense of $570,523, $1,823,040 and $96,844, respectively	7,793,573	4,829,086	341,020
Accretion of asset retirement obligations	107,733	69,814	690
Depletion and depreciation	1,958,651	494,668	4,533
Total operating expenses	18,020,892	8,466,443	391,164
Income (loss) from operations	386,894	(2,984,803)	(383,206)
Other income (expenses):
Unrealized loss on hedge contracts	(3,245,588)	—	—
Interest expense	(2,608,197)	—	—
Interest income and deductions, net	124,466	11,661	—
Total other income (expenses)	(5,729,319)	11,661	—
Loss before income tax benefit	(5,342,425)	(2,973,142)	(383,206)
Deferred income tax benefit	3,498,000	—	—
Net loss	(1,844,425)	(2,973,142)	(383,206)
Preferred stock discount	—	416,534	—
Net loss applicable to common stock	$(1,844,425)	$(3,389,676)	$(383,206)
Net loss per share—basic and diluted	$(0.08)	$(0.29)	$(0.05)
Weighted average common shares outstanding
Basic and diluted	22,364,099	11,839,080	7,311,505

	Total	Less than One Year	One To Three Years	Three to Five Years	More Than Five Years

Long-term debt (1)	$68,750	$0	$68,750	$0		$0

Operating lease obligations	$1,648	$157	$756	$735		$0

Total contractual obligations	$70,398	$157	$69,506	$735	$

(1) As discussed in Note 13, the long-term debt was fully repaid with equity financing in September 2006.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Significant Accounting Policies

Consolidation and Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Cano and its wholly-owned subsidiaries.  Intercompany accounts and transactions are eliminated.  In preparing the accompanying financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates.  Significant assumptions are required in the valuation of proved oil and natural gas reserves, which may affect the amount at which oil and gas properties are recorded.  It is at least reasonably possible these estimates could be revised in the near term, and these revisions could be material.

Oil and Gas Properties and Equipment

We follow the successful efforts method of accounting, capitalizing costs of successful exploratory wells and expensing costs of unsuccessful exploratory wells.  All developmental costs are capitalized.  We are predominately engaged in the acquisition and development of proved reserves as opposed to exploration activities.  The property costs reflected in the accompanying balance sheet were acquired in the merger and subsequent acquisitions, as discussed in Notes 2 and 3.  Cano had capitalized costs for its oil and natural gas properties of $133,176,618 at June 30, 2006.

Depreciation and depletion of producing properties is computed on the units-of-production method based on estimated proved oil and natural gas reserves.  Repairs and maintenance are expensed, while renewals and betterments are generally capitalized.

Our units-of-production amortization rates are revised on a quarterly basis. Our development costs and lease and wellhead equipment are depleted based on proved developed reserves. Our leasehold costs are depleted based on total proved reserves.

At least quarterly, or more frequently if conditions indicate that long-term assets may be impaired, the carrying value of property is compared to management’s future estimated pre-tax cash flow from the properties.  In accordance with Statement of Financial Accounting Standards No. 144, Accounting for Impairment or Disposal Of Long-Lived Assets, if impairment is necessary, the asset carrying value is written down to fair value. Cash flow pricing estimates are based on existing proved reserve and production information and pricing assumptions that management believes are reasonable. Impairment of individually significant unproved properties is assessed on a property-by-property basis, and impairment of other unproved properties is assessed and amortized on an aggregate basis.  We had no significant unproved properties at June 30, 2006.  No impairment was necessary at June 30, 2006.

CANO PETROLEUM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cano Petroleum, Inc. is a growing independent oil and natural gas company, based in Fort Worth, Texas, that is actively pursuing waterflooding and enhanced oil recovery techniques to increase production and reserves at our existing properties and future acquisitions. Our primary focus is crude oil and our target acquisitions are onshore U.S. properties. Our focus on domestic, mature oil fields eliminates exploration risks and uncertainties of international sources.

We were originally organized under the laws of the State of Delaware on May 29, 2003 as Huron Ventures, Inc. Cano was involved in the merger of Huron Ventures, Inc. (“Huron”) and several entities, including the Davenport Field Unit (“Davenport”), on May 28, 2004. Effective with the merger, Huron changed its name to Cano Petroleum, Inc. The merger is discussed in greater detail in Note 2.

Our wholly-owned subsidiaries consist of Ladder Companies, Inc., a Delaware corporation; Square One Energy, Inc., a Texas corporation; W.O. Energy of Nevada, Inc. (“W.O. Energy), a Nevada corporation; and Pantwist, LLC, a Texas limited liability corporation. Ladder Companies, Inc. wholly owns Tri-Flow, Inc., an Oklahoma corporation. There is no significant business transacted through Tri-Flow. W.O. Energy wholly owns W.O. Energy, Inc. (“WO Texas”), a Texas corporation. WO Energy and WO Texas wholly own W.O. Operating Company, Ltd. and W.O. Production Company, Ltd, both of which are Texas limited partnerships.

Consolidation and Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Cano and its wholly-owned subsidiaries. Intercompany accounts and transactions are eliminated. In preparing the accompanying financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. Significant assumptions are required in the valuation of proved oil and natural gas reserves, which may affect the amount at which oil and natural gas properties are recorded. It is at least reasonably possible these estimates could be revised in the near term, and these revisions could be material.

Oil and Gas Properties and Equipment

We follow the successful efforts method of accounting, capitalizing costs of successful exploratory wells and expensing costs of unsuccessful exploratory wells. All developmental costs are capitalized. We are predominately engaged in the acquisition and development of proved reserves as opposed to exploration activities. The property costs reflected in the accompanying balance sheet were acquired in the merger and subsequent acquisitions, as discussed in Notes 2 and 3. Cano had capitalized costs for its oil and natural gas properties of $133,176,618 at June 30, 2006.

Depreciation and depletion of producing properties is computed on the units-of-production method based on estimated proved oil and natural gas reserves. Repairs and maintenance are expensed, while renewals and betterments are generally capitalized.

Our units-of-production amortization rates are revised on a quarterly basis. Our development costs and lease and wellhead equipment are depleted based on proved developed reserves. Our leasehold costs are depleted based on total proved reserves.

At least quarterly, or more frequently if conditions indicate that long-term assets may be impaired, the carrying value of property is compared to management’s future estimated pre-tax cash flow from the properties. In accordance with Statement of Financial Accounting Standards No. 144, Accounting

including water, gas or chemical flooding and other EOR techniques. We believe that our management team has a proven track record of exploiting underdeveloped properties to increase reserves and cash flow.

•       Maintain a Low Cost Structure.   We intend to maintain a low cost structure through maintaining efficient operations and operating control. We intend to be the working interest operator in a high proportion of our properties. This allows us to exercise more control over expenses, capital allocation, and the timing of development and exploitation activities in our fields. It also enables us to implement controls over our costs to ensure prudent expenditures. Further, we employ engineering and geological consultants to aid in evaluating the economic merits of drilling plans and potential acquisitions on a case-by-case basis rather than staffing at such level, enabling us to maintain low fixed costs.

Recent Financing

On September 6, 2006, we sold in a private placement, preferred stock, common stock and associated warrants for aggregate gross proceeds of approximately $80.9 million. We used approximately $68.75 million to repay our long-term debt. The remainder will be used for working capital and general corporate purposes, including the funding of our fiscal 2007 capital budget.

Significant Accounting Policies

We have identified the critical accounting policies used in the preparation of our financial statements. These are the accounting policies that we have determined involve the most complex or subjective decisions or assessments. These policies are those related to our accounting method for oil and natural gas properties, estimates of proved reserves, revenue recognition and accounting for derivative instruments.

We prepared our consolidated financial statements in accordance with United States generally accepted accounting principles. GAAP requires management to make judgments and estimates, including choices between acceptable GAAP alternatives.

Oil and Natural Gas Properties and Equipment

We follow the successful efforts method of accounting, capitalizing costs of successful exploratory wells and expensing costs of unsuccessful exploratory wells. All development costs are capitalized. We are predominately engaged in the acquisition and development of proved reserves as opposed to exploration activities. The property costs reflected in the balance sheet in the consolidated financial statements were acquired in the merger and subsequent acquisitions, as discussed in Notes 2 and 3. We had capitalized costs for oil and natural gas properties of $133,176,618 and $16,669,862 at June 30, 2006 and 2005, respectively.

Depreciation and depletion of producing properties is computed on the units-of-production method based on estimated proved oil and natural gas reserves. Repairs and maintenance are expensed, while renewals and betterments are generally capitalized.

Our units-of-production amortization rates are revised on a quarterly basis. Our development costs and lease and wellhead equipment are depleted based on proved developed reserves. Our leasehold costs are depleted based on total proved reserves.

At least quarterly, or more frequently if conditions indicate that long-term assets may be impaired, the carrying value of property is compared to management’s future estimated pre-tax cash flow from the properties. In accordance with Statement of Financial Accounting Standards No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, if impairment is necessary, the asset carrying value is written down to fair value. Cash flow pricing estimates are based on existing proved reserve and production information and pricing assumptions that management believes are reasonable. Impairment of individually significant unproved properties is assessed on a property-by-property basis, and impairment of other

CANO PETROLEUM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cano Petroleum, Inc. is a growing independent oil and natural gas company, based in Fort Worth, Texas, that is actively pursuing waterflooding and enhanced oil recovery techniques to increase production and reserves at our existing properties and future acquisitions. Our primary focus is crude oil and our target acquisitions are onshore U.S. properties. Our focus on domestic, mature oil fields eliminates exploration risks and uncertainties of international sources.

We were originally organized under the laws of the State of Delaware on May 29, 2003 as Huron Ventures, Inc. Cano was involved in the merger of Huron Ventures, Inc. (“Huron”) and several entities, including the Davenport Field Unit (“Davenport”), on May 28, 2004. Effective with the merger, Huron changed its name to Cano Petroleum, Inc. The merger is discussed in greater detail in Note 2.

Our wholly-owned subsidiaries consist of Ladder Companies, Inc., a Delaware corporation; Square One Energy, Inc., a Texas corporation; W.O. Energy of Nevada, Inc. (“W.O. Energy), a Nevada corporation; and Pantwist, LLC, a Texas limited liability corporation. Ladder Companies, Inc. wholly owns Tri-Flow, Inc., an Oklahoma corporation. There is no significant business transacted through Tri-Flow. W.O. Energy wholly owns W.O. Energy, Inc. (“WO Texas”), a Texas corporation. WO Energy and WO Texas wholly own W.O. Operating Company, Ltd. and W.O. Production Company, Ltd, both of which are Texas limited partnerships.

Consolidation and Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Cano and its wholly-owned subsidiaries. Intercompany accounts and transactions are eliminated. In preparing the accompanying financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. Significant assumptions are required in the valuation of proved oil and natural gas reserves, which may affect the amount at which oil and natural gas properties are recorded. It is at least reasonably possible these estimates could be revised in the near term, and these revisions could be material.

Oil and Gas Properties and Equipment

We follow the successful efforts method of accounting, capitalizing costs of successful exploratory wells and expensing costs of unsuccessful exploratory wells. All developmental costs are capitalized. We are predominately engaged in the acquisition and development of proved reserves as opposed to exploration activities. The property costs reflected in the accompanying balance sheet were acquired in the merger and subsequent acquisitions, as discussed in Notes 2 and 3. Cano had capitalized costs for its oil and natural gas properties of $133,176,618 and $16,669,862 at June 30, 2006 and 2005, respectively.

Depreciation and depletion of producing properties is computed on the units-of-production method based on estimated proved oil and natural gas reserves. Repairs and maintenance are expensed, while renewals and betterments are generally capitalized.

Our units-of-production amortization rates are revised on a quarterly basis. Our development costs and lease and wellhead equipment are depleted based on proved developed reserves. Our leasehold costs are depleted based on total proved reserves.

At least quarterly, or more frequently if conditions indicate that long-term assets may be impaired, the carrying value of property is compared to management’s future estimated pre-tax cash flow from the properties. In accordance with Statement of Financial Accounting Standards No. 144, Accounting for

Results of oil and natural gas producing operations consist of operating revenues less lease operating expenses, production taxes, accretion of asset retirement obligations, and depletion and depreciation. The $6.5 million increase is attributed to:

•                  Including seven months of operating results from the acquisition of the Panhandle Field (i.e. WO Energy) which contributed $3.1 million to net operating income;

•                  Including two months of operating results from the Pantwist properties which contributed $0.9 million to net operating income;

•                  Including two months of operating results from the Nowata Field which contributed $0.4 million to net operating income; and

•                  Improved operating results from our Davenport, Rich Valley, Desdemona, and Nowata Fields, primarily due to higher crude oil and natural gas prices received and increased sales.

The other factors mentioned in the above table will be addressed in the following discussion.

Operating Revenues

The table below summarizes our operating revenues for the two fiscal years.

	Fiscal Year ended
	June 30,		Increase
	2006	2005	(Decrease)
Operating Revenues	$18,407,786	$5,481,640	$12,926,146
Sales
• Oil (MBbls)	193	89	104
• Gas (MMcf)	689	180	509
• Total (MBOE)	308	119	190
Average Price
• Oil ($/ Bbl)	$63.38	$48.36	$15.02
• Gas ($/ Mcf)	$8.87	$6.25	$2.62

The 2006 Fiscal Year operating revenues of $18.4 million represent an improvement of $12.9 million as compared to the 2005 Fiscal Year of $5.5 million. The $12.9 million improvement is primarily attributable to:

•                  Including seven months of operating revenue from the Panhandle Field ($7.9 million of revenue and 139 MBOE of sales);

•                  Including two months of operating revenue from the Pantwist properties ($1.5 million of revenue and 24 MBOE of sales);

•                  Including an additional two months of operating revenue from the Nowata Field ($0.8 million of revenue and 12 MBOE of sales);

•                  The higher prices received for crude oil and natural gas sales; and

•                  Increased sales of 15 MBOE from the other fields.

The average price we received for crude oil sales is generally at or above posted prices in the field. The average price we receive for natural gas sales is approximately the market (indexed) price less marketing and other purchaser expenses.  Excluding the effect of the natural gas hedge, the natural gas price we received was $8.09/Mcf.

During March 2006, there were grass fires in the Texas Panhandle area. These fires temporarily shut-in production at the Panhandle Field until flow lines were restored. We estimate the temporary shut-in resulted in approximately $0.3 million reduction in revenues for March and April 2006. By mid-April 2006, the Panhandle Field was producing at 95% of normal operations.

Asset Retirement Obligation

Our financial statements reflect the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations.  SFAS No. 143 provides that, if the fair value for an asset retirement obligation can be reasonably estimated, the liability should be recognized upon acquiring or drilling a well.  Under the method prescribed by SFAS No. 143, the retirement obligation is recorded as a liability at its estimated present value at the asset’s inception, with an offsetting increase to producing properties on the balance sheet.  Periodic accretion of the discount of the estimated liability is recorded as an expense in the statement of operations.

Goodwill

The amount paid for the transaction described in Notes 2 and 11 in excess of the fair value of the net assets acquired has been recorded as “Goodwill” in the Consolidated Balance Sheet.  Goodwill is not amortized, but is assessed for impairment annually or whenever conditions would indicate impairment may exist.  There were no impairments recorded in either of the fiscal years ended June 30, 2005 and 2006.

Accounts Receivable

Accounts receivable principally consists of oil and natural gas sales proceeds receivable, typically due within 35 days of oil and natural gas production, respectively. We require no collateral for such receivables, nor do we charge interest on past due balances. We periodically review receivables for collectibility and reduce the carrying amount of the receivables by an allowance. No such allowance was indicated at June 30, 2005 or 2006. As of June 30, 2006, our accounts receivable were primarily held by several independent purchasers of our crude oil and natural gas production. At June 30, 2006, we had balances due from four customers which were greater than 10% of our accounts receivable related to oil and natural gas production.  These four customers had 29%, 24%, 14% and 12% of accounts receivable related to oil and natural gas production, respectively.

Revenue Recognition

We recognize revenue when crude oil and natural gas quantities are delivered to or collected by the respective purchaser.  Title to the produced quantities transfers to the purchaser at the time the purchaser collects or receives the quantities.  Prices for such production are defined in sales contracts and are readily determinable based on certain publicly available indices.  The purchasers of such production have historically made payment for crude oil and natural gas purchases within thirty-five days of the end of each production month.  We periodically review the difference between the dates of production and the dates we collect payment for such production to ensure that receivables from those purchasers are collectible.  The point of sale for our oil and natural gas production is at our applicable field gathering system; therefore, we do not incur transportation costs related to our sales of oil and natural gas production.

As of June 30, 2005 and 2006, we sold our crude oil and natural gas production to several independent purchasers. During the twelve months ended June 30, 2005, we had sales to primarily three customers which represented 58%, 21% and 19% of total operating revenue, respectively.  During the twelve months ended June 30, 2006, we had sales of 10% or more of our total revenues to five customers representing 29%, 25%, 12%, 12% and 10% of total operating revenue, respectively.

Income Taxes

We began our oil and natural gas operations on May 28, 2004.  Since, for the twelve month period ended June 30, 2005, we had incurred a net loss and had not yet generated book or tax income, our consolidated statement of operations through June 30, 2005 did not reflect a provision for income taxes.

We began to record income taxes in the quarter ended December 31, 2005 as a result of the acquisition of WO Energy.  This is more fully discussed in Note 11.

Deferred tax assets or liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company’s assets and liabilities.

for Impairment or Disposal Of Long-Lived Assets, if impairment is necessary, the asset carrying value is written down to fair value. Cash flow pricing estimates are based on existing proved reserve and production information and pricing assumptions that management believes are reasonable. Impairment of individually significant unproved properties is assessed on a property-by-property basis, and impairment of other unproved properties is assessed and amortized on an aggregate basis. We had no significant unproved properties at June 30, 2006. No impairment was necessary at June 30, 2006.

Asset Retirement Obligation

Our financial statements reflect the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 provides that, if the fair value for an asset retirement obligation can be reasonably estimated, the liability should be recognized upon acquiring or drilling a well. Under the method prescribed by SFAS No. 143, the retirement obligation is recorded as a liability at its estimated present value at the asset’s inception, with an offsetting increase to producing properties on the balance sheet. Periodic accretion of the discount of the estimated liability is recorded as an expense in the statement of operations.

Goodwill

The amount paid for the transaction described in Notes 2 and 11 in excess of the fair value of the net assets acquired has been recorded as “Goodwill” in the Consolidated Balance Sheet. Goodwill is not amortized, but is assessed for impairment annually or whenever conditions would indicate impairment may exist. There were no impairments recorded in either of the fiscal years ended June 30, 2005 and 2006.

Cash and Cash Equivalents

Cash equivalents are considered to be all highly liquid investments having an original maturity of three months or less. Excess cash funds are generally invested in U.S. government-backed securities.

Accounts Receivable

Accounts receivable principally consists of crude oil and natural gas sales proceeds receivable, typically due within 35 days of crude oil and natural gas production, respectively. We require no collateral for such receivables, nor do we charge interest on past due balances. We periodically review receivables for collectibility and reduce the carrying amount of the receivables by an allowance. No such allowance was indicated at June 30, 2006. As of June 30, 2006, our accounts receivable were primarily held by several independent purchasers of our crude oil and natural gas production. At June 30, 2006, we had balances due from four customers which were greater than 10% of our accounts receivable related to crude oil and natural gas production. These four customers had 29%, 24%, 14% and 12% of accounts receivable related to crude oil and natural gas production, respectively.

Revenue Recognition

We recognize revenue when crude oil and natural gas quantities are delivered to or collected by the respective purchaser. Title to the produced quantities transfers to the purchaser at the time the purchaser collects or receives the quantities. Prices for such production are defined in sales contracts and are readily determinable based on certain publicly available indices. The purchasers of such production have historically made payment for crude oil and natural gas purchases within thirty-five days of the end of each production month. We periodically review the difference between the dates of production and the dates we collect payment for such production to ensure that receivables from those purchasers are collectible. The point of sale for our oil and natural gas production is at our applicable field gathering system; therefore, we do not incur transportation costs related to our sales of oil and natural gas production.

unproved properties is assessed and amortized on an aggregate basis. We had no significant unproved properties at June 30, 2006, and no impairment was necessary at June 30, 2006.

Estimates of Proved Reserves

The term proved reserves is defined by the Securities and Exchange Commission in Rule 4-10(a) of Regulation S-X adopted under the Securities Act of 1933, as amended. In general, proved reserves are the estimated quantities of oil, gas and liquids that geological or engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based on future conditions.

Our estimates of proved reserves materially impact depletion expense. If proved reserves decline, then the rate at which we record depletion expense increases, reducing net income. A decline in estimates of proved reserves may result from lower prices, evaluation of additional operating history, mechanical problems on our wells and catastrophic events such as explosions, hurricanes and floods. Lower prices also may make it uneconomical to drill wells or produce from fields with high operating costs. In addition, a decline in proved reserves may impact our assessment of our oil and natural gas properties for impairment.

Our proved reserve estimates are a function of many assumptions, all of which could deviate materially from actual results. As such, reserve estimates may vary materially from the ultimate quantities of oil and natural gas actually produced.

Asset Retirement Obligation

Our financial statements reflect the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 provides that, if the fair value for an asset retirement obligation can be reasonably estimated, the liability should be recognized upon acquiring or drilling a well. Under the method prescribed by SFAS No. 143, the retirement obligation is recorded as a liability at its estimated present value at the asset’s inception, with an offsetting increase to producing properties on the balance sheet. Periodic accretion of the discount of the estimated liability is recorded as an expense in the statement of operations.

Goodwill

The amount paid for the transaction described in Notes 2 and 12 in excess of the fair value of the net assets acquired has been recorded as “Goodwill” in the Consolidated Balance Sheets. Goodwill is not amortized, but is assessed for impairment annually or whenever conditions would indicate impairment may exist. There were no impairments recorded in either of the fiscal years ended June 30, 2005 and 2006.

Revenue Recognition

We recognize revenue when crude oil and natural gas quantities are delivered to or collected by the respective purchaser. Title to the produced quantities transfers to the purchaser at the time the purchaser collects or receives the quantities. Prices for such production are defined in sales contracts and are readily determinable based on certain publicly available indices. The purchasers of such production have historically made payment for crude oil and natural gas purchases within thirty-five days of the end of each production month. We periodically review the difference between the dates of production and the dates we collect payment for such production to ensure that receivables from those purchasers are collectible. The point of sale for our oil and natural gas production is at our applicable field gathering system; therefore, we do not incur transportation costs related to our sales of oil and natural gas production.

Operating Revenues

The table below summarizes our operating revenues for the two fiscal years.

	Fiscal Year ended June 30,		Increase
	2006	2005	(Decrease)
Operating Revenues	$18,407,786	$5,481,640	$12,926,146
Sales
•Oil (MBbls)	193	89	104
•Gas (MMcf)	689	180	509
•Total (MBOE)	308	119	190
Average Price
•Oil ($/ Bbl)	$63.38	$48.36	$15.02
•Gas ($/ Mcf)	$8.87	$6.25	$2.62

The 2006 Fiscal Year operating revenues of $18.4 million represent an improvement of $12.9 million as compared to the 2005 Fiscal Year of $5.5 million. The $12.9 million improvement is primarily attributable to:

•       Including seven months of operating revenue from the Panhandle Properties ($7.9 million of revenue and 139 MBOE of sales);

•  Including two months of operating revenue from the Pantwist Properties ($1.5 million of revenue and 24 MBOE of sales);

•  Including an additional two months of operating revenue from the Nowata Field ($0.8 million of revenue and 12 MBOE of sales);

•  The higher prices received for crude oil and natural gas sales; and

•  Increased sales of 15 MBOE from the other fields.

The average price we received for crude oil sales is generally at or above posted prices in the field. The average price we receive for natural gas sales is approximately the market (indexed) price received less marketing and other purchaser expenses. Excluding the effect of the natural gas hedge, the natural gas price we received was $8.09/Mcf.

During March 2006, there were grass fires in the Texas Panhandle area. These fires temporarily shut-in production on the Panhandle Properties until flow lines were restored. We estimate the temporary shut-in resulted in approximately $0.3 million reduction in revenues for March and April 2006. By mid-April 2006, the Panhandle Properties were producing at 95% of normal operations.

We expect future increases to sales through capital expenditures as previously discussed in “Plan of Operation—Capital Spending Plan for Fiscal Year 2007.”

Operating Expenses

For the 2006 Fiscal Year, our total operating expenses were $18.0 million, or $9.5 million higher than the 2005 Fiscal Year of $8.5 million. The $9.5 million increase is primarily attributed to:

•  Including seven months of the Panhandle Properties operating expenses totaling $4.9 million;

•  Including two months of the Pantwist Properties operating expenses totaling $0.6 million;

•  Including two additional months of the Nowata Field operating expenses totaling $0.4 million;

•  Higher general & administrative expenses of $4.2 million; and

collect payment for such production to ensure that receivables from those purchasers are collectible. The point of sale for our oil and natural gas production is at our applicable field gathering system; therefore, we do not incur transportation costs related to our sales of oil and natural gas production.

As of June 30, 2005 and 2006, we sold our crude oil and natural gas production to several independent purchasers. During the twelve months ended June 30, 2005, we had sales to primarily three customers which represented 58%, 21% and 19% of total operating revenue, respectively. During the twelve months ended June 30, 2006, we had sales of 10% or more of our total revenues to five customers representing 29%, 25%, 12%, 12% and 10% of total operating revenue, respectively. At June 30, 2004, we sold our crude oil production to one independent purchaser.

Income Taxes

We began our oil and natural gas operations on May 28, 2004. Since, for the twelve month period ended June 30, 2005 and the period from inception through June 30, 2004, we had incurred net losses and had not yet generated book or tax income, our consolidated statement of operations through June 30, 2005 did not reflect a provision for income taxes.

We began to record income taxes in the quarter ended December 31, 2005 as a result of the acquisition of WO Energy. This is more fully discussed in Note 12.

Deferred tax assets or liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company’s assets and liabilities. These balances are measured using tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance for deferred tax assets is recorded when it is more likely than not that the benefit from the deferred tax asset will not be realized.

Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value, unless otherwise stated, as of June 30, 2006 and 2005. The carrying amount of long-term debt approximates market value due to the use of market interest rates.

Net Loss per Common Share

Basic net loss per common share is computed by dividing the net income attributable to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per common share is computed in the same manner, but also considers the effect of the stock options plans totaling 577,185 shares and 175,000 shares at June 30, 2006 and 2005, respectively (as discussed in Note 9). We had no stock option plans in effect at June 30, 2004.

The weighted average shares used in the basic net income (loss) per common share computations for June 30, 2006, 2005 and 2004 were shares totaling 22,364,099, 11,839,080, and 7,311,505, respectively. These share amounts at June 30, 2006, 2005 and 2004 exclude contingently issuable shares of 2,659,975, 5,165,000, and 5,165,000 shares, respectively, issued to Cano employees that are held in escrow or treasury as discussed in Note 10 and the previously discussed stock option plan shares and contingently issued shares.

At June 30, 2006, 2005 and 2004, the previously discussed stock option plan shares and contingently issued shares were anti-dilutive and, therefore, are not included in the loss per share calculation for either year.

Employment Contract

Cano has an employment contract with its CEO that requires minimum compensation totaling $445,000 annually through December 31, 2010.  Our Senior Vice President and Chief Financial Officer has an employment contract for a three-year term through on May 31, 2009 and provides for minimum compensation of $240,000 annually.  Our Senior Vice-President of Operations employment contract is through April 30, 2008 and provides for minimum compensation of $200,000 annually.  Our Senior Vice President, General Counsel and Corporate Secretary has an employment contract through July 11, 2007 and provides for minimum compensation of $200,000 annually.  Our Vice President and Principal Accounting Officer has an employment contract through June 30, 2009 and provides for minimum compensation of $175,000 annually.

13.       SUBSEQUENT EVENTS

On September 6, 2006, we sold in a private placement 49,116 shares of Series D Convertible Preferred Stock at a price of $1,000.00 per share and 6,584,247 shares of common stock at a price of $4.83 per share, the three day average closing price of the stock prior to the execution of the definitive agreements, plus a warrant component.  The preferred stock has a 7.875% dividend and features a paid-in-kind (“PIK”) provision that allows, at the investor’s option, the investor to receive additional shares of common stock for the dividend in lieu of a cash dividend payment.  Holders of approximately 55% of the preferred stock chose the PIK dividend option.  The convertible preferred stock is convertible to common stock at a price of $5.75 per share and the common stock is subject to 25% warrant coverage at an exercise price of $4.79 per share.  Gross proceeds from the transactions are $80.9 million, of which $49.1 million is preferred stock and common stock is $31.8 million.

Cash proceeds from the financing have been used to repay $68.75 million in long-term debt outstanding at June 30, 2006 as discussed in Note 4, and will be used to provide working capital and for general corporate purposes, including the funding of Cano’s fiscal 2007 capital budget.

14.       SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

All of our operations are directly related to oil and natural gas producing activities located in Texas and Oklahoma.

Capitalized Costs Relating to Oil and Gas Producing Activities

June 30,	2006	2005
Proved oil and gas properties	$131,676,593	$15,191,769
Unproved oil and gas properties	1,500,025	1,478,093
Total capitalized costs	133,176,618	$16,669,862
Less accumulated depreciation and amortization	(2,126,049)	(454,741)

Net Capitalized Costs	$131,050,569	$16,215,121

Costs Incurred in Oil and Gas Producing Activities

For the Fiscal Years Ended June 30,	2006	2005
Acquisition of proved properties	$108,725,132	$12,444,875
Acquisition of unproved properties	21,932	1,478,093
Development costs	7,877,760	2,012,681

Total Costs Incurred	$116,624,824	$15,935,649

14.          SUBSEQUENT EVENTS

On September 6, 2006, we sold in a private placement 49,116 shares of Series D Convertible Preferred Stock at a price of $1,000.00 per share and 6,584,247 shares of common stock at a price of $4.83 per share, the three day average closing price of the stock prior to the execution of the definitive agreements, plus a warrant component. The preferred stock has a 7.875% dividend and features a paid-in-kind (“PIK”) provision that allows, at the investor’s option, the investor to receive additional shares of common stock for the dividend in lieu of a cash dividend payment. Holders of approximately 55% of the preferred stock chose the PIK dividend option. The convertible preferred stock is convertible to common stock at a price of $5.75 per share and the common stock is subject to 25% warrant coverage at an exercise price of $4.79 per share. Gross proceeds from the transactions are $80.9 million, of which $49.1 million is preferred stock and common stock is $31.8 million.

Cash proceeds from the financing have been used to repay $68.75 million in long-term debt outstanding at June 30, 2006 as discussed in Note 4, and will be used to provide working capital and for general corporate purposes, including the funding of Cano’s fiscal 2007 capital budget.

15.          SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

All of our operations are directly related to oil and natural gas producing activities located in Texas and Oklahoma.

Capitalized Costs Relating to Oil and Gas Producing Activities

June 30,	2006	2005
Proved oil and gas properties	$131,676,593	$15,191,769
Unproved oil and gas properties	1,500,025	1,478,093
Total capitalized costs	133,176,618	$16,669,862
Less accumulated depreciation and amortization	(2,126,049)	(454,741)
Net Capitalized Costs	$131,050,569	$16,215,121

Costs Incurred in Oil and Gas Producing Activities

For the Fiscal Years Ended June 30,	2006	2005	2004
Acquisition of proved properties	$108,725,132	$12,444,875	$762,000
Acquisition of unproved properties	21,932	1,478,093	—
Development costs	7,877,760	2,012,681	—
Total Costs Incurred	$116,624,824	$15,935,649	$762,000

Cano Petroleum, Inc.
801 Cherry Street, Suite 3200
Fort Worth, Texas 76102

November 21, 2006

Via EDGAR and Facsimile (202) 772-9368

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:          Cano Petroleum, Inc.

Ladies and Gentlemen:

Cano Petroleum, Inc. (the “Company”) hereby acknowledges the following:

(1)                The Company is responsible for the adequacy and accuracy of the disclosure in the Form S-1 (File No. 333-138003) and in the Form 10-KSB for the fiscal year ended June 30, 2006 and any amendments thereto;

(2)                Comments from the Securities and Exchange Commission (the “Commission”) staff or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3)                The Company may not assert Commission staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cano Petroleum, Inc.

By:	/s/ Morris B. Smith
Morris B. Smith
Senior Vice President and Chief Financial Officer